United States securities and exchange commission logo





                             December 22, 2021

       John Gandolfo
       Chief Financial Officer
       Eyenovia, Inc.
       295 Madison Avenue, Suite 2400
       New York, New York 10017

                                                        Re: Eyenovia, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-38365

       Dear Mr. Gandolfo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis
       Financial Overview
       Revenue and Cost of Revenue, page 72

   1. Please explain how you applied the provisions of ASC 606 to both the Artic Vision and
                                                        Bausch License
Agreements. In this regard, specify the performance obligations of each party, the amount of
the transaction price and how it was determined, and the method in which revenue is being
recognized for each performance obligation. Ensure that all
                                                        disclosures required by
ASC 606 related to these agreements are provided in future
                                                        filings. Please also
separately quantify the potential aggregate milestone payments by development, regulatory
and sales milestones and tell us your consideration of disclosing this information in
future filings.
 John Gandolfo
Eyenovia, Inc.
December 22, 2021
Page 2


Research and Development Expenses, page 73

2. Please clarify your accounting policy for cost reimbursements received under these agreements. As it appears that you are recognizing these reimbursements as an offset to research and development expense, please explain how you concluded that these payments do not fall under the guidance of ASC 606 and cite the specific authoritative guidance upon which you relied.
Note 10--Related Party Transactions, page F-19

3. Please confirm you will disclose in future filings, a ten-point percentage range for royalty payments under the amended Senju license agreement. In addition, you disclose on page
         15 of the September 30, 2021 10-Q that you amended the Senju agreement, effective
         September 14, 2021, such that you must make payments to Senju based on non-royalty license revenue and sales revenue, including a one-time upfront payment of $250,000.
         Please clarify the amount and nature of each payment you may be required to pay.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.



FirstName LastNameJohn Gandolfo                                Sincerely,
Comapany NameEyenovia, Inc.
                                                               Division of
Corporation Finance
December 22, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName